Shareholder meeting (unaudited)

On May 18, 2009, an adjourned session of the Annual Meeting of the Shareholders of John Hancock Income Securities Trust was held at 601 Congress Street, Boston, Massachusetts, for the purpose of considering and voting upon the proposals listed below. Shareholders of the Fund approved Proposal 1 and Proposal 3 and the votes cast were as follows:

Proposal 1: To elect eleven Trustees to serve until their respective successors have been duly elected and qualified.

		WITHHELD
	FOR	AUTHORITY
James R. Boyle	7,052,704	352,784
James F. Carlin	7,143,183	262,305
William H. Cunningham	7,128,892	276,596
Deborah C. Jackson	7,126,368	279,120
Charles L. Ladner	7,131,790	273,698
Stanley Martin	7,134,723	270,765
Patti McGill Peterson	7,133,457	272,031
John A. Moore	7,135,268	270,220
Steven R. Pruchansky	7,143,594	261,894
Gregory A. Russo	7,144,372	261,116
John G. Vrysen	7,138,169	267,319

*Proposal 2: To amend the Fund’s Declaration of Trust to divide the Board into three classes of Trustees and to provide for shareholder approval of each such class every three years.

For	4,535,324
Against	1,666,253
Withheld	177,377
Broker Non-Votes	1,026,534

* The proposal to amend the Declaration of Trust did not receive sufficient votes from the Fund’s shareholders.

Proposal 3: To adopt a new form of investment advisory agreement.

For	5,833,485
Against	269,097
Withheld	255,162
Broker Non-Votes	1,047,744